SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

171 Hillpointe Drive, Suite 301, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 762760106	Page 2 of 28 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 20,300,923
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 3 of 28 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Family Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 4 of 28 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 5 of 28 Pages

1	NAMES OF REPORTING PERSONS NGP Rice Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 6 of 28 Pages

1	NAMES OF REPORTING PERSONS NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 7 of 28 Pages

1	NAMES OF REPORTING PERSONS NGP X Parallel Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 8 of 28 Pages

1	NAMES OF REPORTING PERSONS G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 9 of 28 Pages

1	NAMES OF REPORTING PERSONS GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 10 of 28 Pages

1	NAMES OF REPORTING PERSONS Natural Gas Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 11 of 28 Pages

1	NAMES OF REPORTING PERSONS NGP IX Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 12 of 28 Pages

1	NAMES OF REPORTING PERSONS G.F.W. ENERGY IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 13 of 28 Pages

1	NAMES OF REPORTING PERSONS GFW IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

13D

CUSIP No. 762760106	Page 14 of 28 Pages

1	NAMES OF REPORTING PERSONS NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 73,277,283 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,452,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,277,283 (see items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 57.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer beneficially owned by the Other Reporting Person (as defined below) pursuant to the Stockholders’ Agreement (as defined below).
**	The calculation is based on 127,523,810 shares of Common Stock of the Issuer (as defined below), which are the number of shares of Common Stock of the Issuer outstanding following the Offering (as defined below), based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the Securities and Exchange Commission (the “SEC”).

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 171 Hillpointe Drive, Suite 301, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

(a),(f) This Schedule 13D is being filed jointly by each of the following persons:

(i) Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”);

(ii) Rice Energy Family Holdings, LP, a Delaware limited partnership (“Rice Partners”);

(iii) Rice Energy Management LLC, a Delaware limited liability company (“Rice Management”);

(iv) NGP Rice Holdings LLC, a Delaware limited liability company (“NGP Holdings”);

(v) Natural Gas Partners IX, L.P., a Delaware limited partnership (“Natural Gas IX”);

(vi) NGP IX Offshore Holdings, L.P., a Delaware limited partnership (“NGP IX Offshore,” and together with Natural Gas IX, “NGP IX”);

(vii) G.F.W. Energy IX, L.P., a Delaware limited partnership (“GFW Energy IX”);

(viii) GFW IX, L.L.C., a Delaware limited liability company (“GFW IX”);

(ix) NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP Natural X”);

(x) NGP X Parallel Holdings, L.P., a Delaware limited partnership (“NGP Parallel,” and together with NGP Natural X, “NGP X”);

(xi) G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”),

(xii) GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(xiii) NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

Rice Holdings, Rice Partners, Rice Management, NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 10, 2014, a copy of which is attached hereto as Exhibit A.

(b) The address of the principal office of Rice Holdings, Rice Partners and Rice Management (collectively, the “Rice Entities”) is 171 Hillpointe Drive, Suite 301, Canonsburg, Pennsylvania 15317. The address of the principal office of NGP Holdings, Natural Gas IX, NGP IX, GFW Energy IX, GFW IX, NGP X, GFW Energy X, GFW X and NGP ECM (collectively, the “NGP Entities”) is 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) Rice Holdings’ principal business is to hold shares of Common Stock;

(ii) Rice Partners’ principal business is to hold shares of Common Stock;

(iii) Rice Management’s principal business is to hold general partner interests in Rice Partners;

(iv) NGP Holdings’ principal business is to hold shares of Common Stock;

(v) Natural Gas IX is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(vi) NGP IX Offshore is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(vii) GFW Energy IX’s principal business is to hold general partner interests in NGP IX;

(viii) GFW IX’s principal business is to hold general partner interests in GFW Energy IX;

(ix) NGP Natural X is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(x) NGP Parallel is a fund managed by NGP ECM whose primary business activity is investing in various companies, including NGP Holdings;

(xi) GFW Energy X’s principal business is to hold general partner interests in NGP X;

(xii) GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(xiii) NGP ECM’s principal business is to manage various private investment funds, including NGP IX and NGP X.

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 2 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

In connection with the consummation of the Issuer’s initial public offering (the “Offering”) on January 29, 2014, Rice Holdings and NGP Holdings entered into a stockholders’ agreement (the “Stockholders’ Agreement”)

with the Issuer, Rice Partners and Alpha Natural Resources, Inc. (“Alpha”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha has the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings, NGP Holdings and Alpha. As a result, the parties thereto may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act (the “Group”) and Rice Holdings and NGP Holdings may be deemed to beneficially own the 9,523,810 shares of Common Stock of the Issuer beneficially owned by Alpha (the “Other Reporting Person”), as reported on a Schedule 13D filed by the Other Reporting Person with the SEC on February 10, 2014 (the “Other Reporting Person’s Schedule 13D”).

On January 29, 2014, pursuant to the Master Reorganization Agreement (the “Master Reorganization Agreement”) among the Issuer, Rice Drilling B LLC, Rice Energy Appalachia LLC (“Rice Appalachia”), Rice Holdings, Rice Partners, NGP Holdings, NGP RE Holdings, L.L.C., (“NGP RE Holdings”) NGP RE Holdings II, L.L.C. (“NGP RE II” and, together with NGP RE Holdings, “Natural Gas Partners”), Mr. Daniel J. Rice III, Rice Merger LLC (“Merger Sub”) and each of the persons holding incentive units representing interests in Rice Appalachia (collectively, the “Incentive Unitholders”) dated as of January 23, 2014, (i) (a) Rice Partners contributed a portion of its interests in Rice Appalachia to Rice Holdings, (b) Natural Gas Partners contributed its interests in Rice Appalachia to NGP Holdings and (c) the Incentive Unitholders contributed a portion of their incentive units to Rice Holdings and NGP Holdings, each in return for substantially similar incentive units in such entities; (ii) NGP Holdings, Rice Holdings and Mr. Daniel J. Rice III contributed their respective interests in Rice Appalachia to the Issuer in exchange for 43,452,550, 20,300,923 and 2,356,844 shares of Common Stock, respectively; (iii) Rice Partners contributed its remaining interest in Rice Appalachia to the Issuer in exchange for 20,000,000 shares of Common Stock; (iv) the Incentive Unitholders contributed their remaining interests in Rice Appalachia to the Issuer in exchange for 160,831 shares of Common Stock, each of which were issued by the Issuer in connection with the closing of the Offering.

On January 29, 2014, Rice Holdings and NGP Holdings entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, Foundation PA Coal Company, LLC, an indirect wholly owned subsidiary of Alpha, Rice Partners and Mr. Daniel J. Rice III (collectively, the “Initial Holders”).

Pursuant to the Registration Rights Agreement, at any time after the closing of the Offering, subject to the limitations set forth therein, any Initial Holder has the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of Common Stock. Generally, the Issuer is required to provide notice of the request within five business days following the receipt of such demand request to all additional holders of Registrable Securities, as defined below, who may, in certain circumstances, participate in the registration. The Issuer is not obligated to effect more than one demand registration during any six-month period or within 180 days of the Offering or within 90 days after the closing of any underwritten offering of shares of Common Stock. The Issuer is also not obligated to effect any registration in which the anticipated aggregate offering price included in such offering is less than $30 million. The Issuer is required to maintain the effectiveness of any such registration statement until the earlier of 180 days (or two years if a “shelf registration” is requested) after the effective date and the consummation of the distribution by the participating holders.

In addition, subject to certain exceptions, if at any time the Issuer proposes to register an offering of common stock for its own account, then the Issuer must give at least five business days’ notice to all holders of Registrable Securities to allow them to include a specified number of their shares in that registration statement.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The obligations to register shares under the Registration Rights Agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities means all shares of Common Stock that were owned by the Initial Holders as of January 29, 2014 other than shares (i) sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) sold in a transaction pursuant to Rule 144 under the Securities Act, or (iii) that have ceased to be outstanding.

The descriptions of the Stockholders’ Agreement, the Master Reorganization Agreement and the Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement, the Master Reorganization Agreement and the Registration Rights Agreement, which have been filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 127,523,810 shares of Common Stock of the Issuer, which are the number of shares of Common Stock of the Issuer outstanding following the Offering, based on the Issuer’s filing pursuant to Rule 424(b)(4) on January 27, 2014 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 73,277,283 shares of Common Stock of the Issuer, which constitutes approximately 57.46% of the outstanding Common Stock of the Issuer.

(c) As reported on the Other Reporting Person’s Schedule 13D, the Other Reporting Person owns 9,523,810 shares of Common Stock.

Except as set forth in this Item 5, none of the NGP Entities or Rice Entities has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days. Except as set forth in this Item 5, the Other Reporting Person, to the NGP Entities and Rice Entities’ knowledge based on the Other Reporting Person’s Schedule 13D, has not effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the NGP Entities and Rice Entities best knowledge, no person other than the NGP Entities and Rice Entities has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the NGP Entities and Rice Entities identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)

2.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on January 29, 2014)

3.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

RICE ENERGY HOLDINGS LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Attorney-in-Fact

RICE ENERGY FAMILY HOLDINGS, LP

/s/ William E. Jordan
Name: William E. Jordan
Title: Attorney-in-Fact

RICE ENERGY MANAGEMENT LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Attorney-in-Fact

NGP RICE HOLDINGS LLC

By: NGP RE Holdings, L.L.C., its member

By: NGP IX US Holdings, LP, its member

By: NGP IX Holdings GP, LLC, its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Person

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

G.F.W. ENERGY IX, L.P.

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

GFW IX, L.L.C.

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

NGP NATURAL RESOURCES X, L.P.

By: G.F.W. Energy X, L.P., its general partner

By: GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

NGP X PARALLEL HOLDINGS, L.P.

By: G.F.W. Energy X, L.P., its general partner

By: GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

G.F.W. ENERGY X, L.P.

By: GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

GFW X, L.L.C.

/s/ Tony R. Weber
Name: Tony R. Weber
Title: Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer

SCHEDULE I

The name and business address of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Management LLC, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are set forth below. The present principal occupation or employment of each of the executive officer and directors of Rice Energy Holdings LLC, Rice Energy Management LLC, NGP Rice Holdings LLC, Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., G.F.W. Energy IX, L.P., GFW IX, L.L.C., NGP Natural Resources X, L.P., NGP X Parallel Holdings, L.P., G.F.W. Energy X, L.P., GFW X, L.L.C. and NGP Energy Capital Management, L.L.C. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Holdings, Rice Partners or NGP Holdings).

Rice Energy Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Daniel J. Rice IV	Chief Executive Officer	(1)	United States
Toby Z. Rice	President and Chief Operating Officer	(1)	United States
Derek A. Rice	Vice President of Exploration & Geology	(1)	United States
Grayson T. Lisenby	Vice President and Chief Financial Officer	(1)	United States
James W. Rogers	Vice President, Chief Accounting & Administrative Officer, Treasurer	(1)	United States
William E. Jordan	Vice President, General Counsel and Corporate Secretary	(1)	United States
Ryan I. Kanto	Vice President of Operations	(1)	United States
Michael J. Lauderbaugh	Vice President of Environmental Health and Safety	(1)	United States
John P. LaVelle	Vice President of Drilling	(1)	United States
Varun Mishra	Vice President of Completions	(1)	United States
Robert R. Wingo	Vice President of Midstream	(1)	United States
Jide Famuagan	Vice President of Production	(1)	United States
Robert Rikeman	Vice President of Logistics	(1)	United States

Rice Energy Family Holdings, LP

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Rice Energy Management LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Daniel J. Rice III	Manager	(1)	United States

NGP Rice Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Scott Gieselman	Manager	(2)	United States
Chris Carter	Manager	(2)	United States
Cameron Dunn	Manager	(2)	United States

Natural Gas Partners IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP IX Offshore Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW IX, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP X Parallel Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kenneth A. Hersh	Chief Executive Officer	(2)	United States
Tony R. Weber	Chief Operating Officer	(2)	United States
Jill W. Lampert	Chief Financial & Administrative Officer	(2)	United States

(1)	171 Hillpointe Drive, Suite 301, Canonsburg, Pennsylvania 15317.
(2)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

EXHIBIT A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share, of Rice Energy Inc., a Delaware corporation (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 10, 2014.

RICE ENERGY HOLDINGS LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

RICE ENERGY FAMILY HOLDINGS, LP

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

RICE ENERGY MANAGEMENT LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Attorney-in-Fact

NGP RICE HOLDINGS LLC

By:	NGP RE Holdings, L.L.C., its member

By:	NGP IX US Holdings, LP, its member

By:	NGP IX Holdings GP, LLC, its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NATURAL GAS PARTNERS IX, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By:	G.F.W. Energy IX, L.P., its general partner

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY IX, L.P.

By:	GFW IX, L.L.C., its general partner

/s/ Tony R. Weber

Name:	Tony R. Weber
Title:	Authorized Member

GFW IX, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP X PARALLEL HOLDINGS, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer

Index to Exhibits

Exhibit 1	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)

Exhibit 2	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on January 29, 2014)

Exhibit 3	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc, NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the Commission on February 4, 2014)